Filed by SLR Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

SLRC Video Transcript

Hello, I am Rick Pivirotto, Co-Head of Investor Relations of SLRC and of SLR Senior Investment Corp., ticker “SUNS”, and a stockholder of both companies.

As we prepare for the proposed merger of SLRC with SUNS, I want to thank you for your continued support as a stockholder of SLRC and I am urging you to vote NOW to ensure that the upcoming special meeting of SLRC can occur on schedule.

The Board of Directors of SLRC recommends that you vote in favor of the proposal to authorize the issuance of shares of SLRC’s common stock to effect the merger of SLRC with SUNS.

We believe the proposed merger of these complementary companies may offer significant benefits, including among others:

•	A permanent reduction of 25 basis points to the base management fee;

•	The merger is expected to be accretive to net investment income per share for both SLRC and SUNS shareholders over time; and,

•

With approximately $2 billion of total assets, the combined company would have a larger market capitalization that should provide greater trading liquidity and garner additional institutional investor interest.

Please review the joint proxy statement/prospectus for a detailed description of all benefits and potential risks and expenses relating to the proposed merger.

Your vote is important regardless of how many shares you own. Please vote NOW in one of the following ways:

•	Mail back your completed voting card;

•	Vote Online at www.proxyvote.com with the control number on your voting card,

•	Call 800-690-6903 to vote 24/7 with your control number, or

•	Call 800-607-0088 to vote with a live operator

As always, thank you for your support.

[Slides from Video Follow]

SLR INVESTMENT CORP MERGER PROPOSED A Message From Richard Pivirotto, Co-Head of Investor Relations SLR Investment Corp. ( “SLRC”)

Reduced Management Fee Accretive to NII Scale & Liquidity

FOUR WAYS TO VOTE MAl L back your completed voting card ONLINE at www.proxyvote.com CALL 1-800-690-6903 to vote 24/7 CALL 1-800-607-0088 Morrow Sodali, our proxy solicitor

SLR INVESTMENT CORP

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SLR Senior Investment Corp. (“SUNS”) with and into SLR Investment Corp. (“SLRC”). The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SLRC and SUNS or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC and SUNS have based the forward-looking statements included in this presentation on information available to them on the date of this presentation, and they assume no obligation to update any such forward-looking statements. Although SLRC and SUNS undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that SLRC and SUNS in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SLRC and SUNS has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SLRC and SUNS and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of SLRC and SUNS on or about February 7, 2022. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SLRC AND SUNS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SLRC, SUNS, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com and, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com.

Participants in the Solicitation

SLRC, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners, LLC (“SLR”) and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy Statement. SUNS, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SLRC and SUNS stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SLRC, SUNS or in any fund or other investment vehicle managed by SLR.